Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and six months ended June  30, 2015
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd. for the six months ended June 30, 2015 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	June 30,	December 31,
	2015	2014

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	9,495,620	8,172,598
Accounts receivable and prepaid expenses (Note 4)	253,234	413,880
Marketable securities (Note 5)	-	853,123
Inventory (Note 6)	-	274,768
Assets classified as held for sale (Note 11)	5,937,388	-
	15,686,242	9,714,369

Non-current assets
Investment in associate (Note 7)	-	2,675,000
Reclamation deposit	-	34,548
Contingent shares receivable (Note 8)	-	69,600
Property, plant and equipment (Note 9)	137,879	880,371
Exploration and evaluation assets (Note 10)	28,927,360	28,644,758
	29,065,239	32,304,277
TOTAL ASSETS	44,751,481	42,018,646

LIABILITIES
Current liabilities
Trade and other payables	592,654	542,578
Liabilities directly associated with assets
classified as held for sale (Note 11)	49,748	-
	642,402	542,578
Non-current liabilities
Deferred income tax liability	1,839,482	1,839,482
Total Liabilities	2,481,884	2,382,060

EQUITY
Share capital (Note 12)	92,236,166	87,083,931
Reserves (Note 12)	11,290,958	11,005,757
Deficit	(61,257,527)	(58,453,102)
Total Equity	42,269,597	39,636,586
TOTAL EQUITY AND LIABILITIES	44,751,481	42,018,646
Commitments (Note 16)

These unaudited condensed consolidated financial statements are authorized for issue by the Board of Directors on August 12, 2015
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/ Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)

	Three months ended June 30,				Six months ended June 30,
	2015		2014		2015		2014
	$		$		$		$
Revenue
Interest income		25,198		68,440		50,034		115,750
Other income		48,719		50,636		48,719		62,936
		73,917		119,076		98,753		178,686
Expenses
Impairment of exploration and evaluation assets		8,916		9,746		89,063		41,116
General and administrative expenses (Note 20)		622,894		481,019		1,390,586		1,127,517
Income on exploration and evaluation assets		-		(41,660)		-		(41,660)
General exploration expenses		131,147		145,345		267,995		305,225
Share-based payments		-		27,300		442,500		312,300
		762,957		621,750		2,190,144		1,744,498
Operating loss		(689,040)		(502,674)		(2,091,391)		(1,565,812)

Other (loss) income
Loss on investment in associate (Note 7)		(31,592)		(37,458)		(95,892)		(64,816)
Impairment of marketable securities (Note 5)		(81,000)		(41,666)		(162,000)		(122,666)
Impairment of investment in associate (Note 7)		-		-		(470,700)		-
(Loss) gain on fair-value of contingent share receivable (Note 8)		(3,900)		(6,450)		(22,500)		61,500
Foreign exchange gain (loss)		136,769		(45,660)		38,058		(48,186)
Net loss for the period		(668,763)		(633,908)		(2,804,425)		(1,739,980)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale
financial assets, net of tax of nil		(47,228)		(3,078)		(170,640)		573,377
Other comprehensive (loss) income for the period		(47,228)		(3,078)		(170,640)		573,377

Total comprehensive loss for the period		(715,991)		(636,986)		(2,975,065)		(1,166,603)

Basic and diluted net loss per share (Note 14)		(0.01)		(0.01)		(0.04)		(0.03)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended June 30,				Six months ended June 30,
	2015		2014		2015		2014
	$		$		$		$
Operating activities
Net loss for the period		(668,763)		(633,908)		(2,804,425)		(1,739,980)
Items not affecting cash
Loss on investment in associate		31,592		37,458		95,892		64,816
Depreciation		48,388		61,076		96,776		122,092
Loss (gain) on fair value of contingent shares receivable		3,900		6,450		22,500		(61,500)
Impairment of marketable securities		81,000		41,666		162,000		122,666
Impairment of investment in associate		-		-		470,700		-
Impairment of exploration and evaluation assets		8,916		9,746		89,063		41,116
Share-based payments		-		27,300		442,500		312,300
Changes in non-cash working capital components
Accounts receivable and prepaid expenses		(130,109)		(38,883)		(24,626)		20,363
Trade and other payable		(130,644)		(292,010)		99,824		(547,188)
Net cash used in operating activities		(755,720)		(781,105)		(1,349,796)		(1,665,315)
Investing activities
Exploration and evaluation assets deposit		1,316		138,929		(687)		138,929
Purchases of property, plant and equipment		-		(3,097)		-		(13,642)
Mineral properties - costs		(1,037,220)		(1,257,706)		(2,492,071)		(2,568,682)
Net cash used in investing activities		(1,035,904)		(1,121,874)		(2,492,758)		(2,443,395)
Financing activities
Issuance of shares, net of share issue costs		-		121,500		5,165,576		121,500
Net cash from financing activities		-		121,500		5,165,576		121,500

Net cash outflow		(1,791,624)		(1,781,479)		1,323,022		(3,987,210)
Cash and cash equivalents, beginning of period		11,287,244		9,789,042		8,172,598		11,994,773
Cash and cash equivalents, end of period		9,495,620		8,007,563		9,495,620		8,007,563
Supplemental cash and cash equivalents information - Note 15

Almaden Minerals Ltd.
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital			Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$		$		$	$	$

Balance, January 1, 2014	64,578,321	81,151,042	9,874,023	284,621	51,524	10,210,168	(43,470,435)	47,890,775
Shares issued for cash on exercise of stock options	150,000	121,500						121,500
Fair value of share options transferred to share capital on exercise of options		67,500	(67,500)			(67,500)	-	-
Share-based payments	-	-	312,300	-	-	312,300	-	312,300
Total comprehensive loss for the period	-	-	-	-	573,377	573,377	(1,739,980)	(1,166,603)
Balance, June 30, 2014	64,728,321	81,340,042	10,118,823	284,621	624,901	11,028,345	(45,210,415)	47,157,972
Share-based payments	-	-	253,500	-	-	253,500	-	253,500
Private placements and other	4,000,000	5,743,889	-	-	-	-	-	5,743,889
Finder's warrant issued pursuant to private placement	-	-	-	15,361	-	15,361	-	15,361
Total comprehensive loss for the period	-	-	-	-	(291,449)	(291,449)	(13,242,687)	(13,534,136)
Balance, December 31, 2014	68,728,321	87,083,931	10,372,323	299,982	333,452	11,005,757	(58,453,102)	39,636,586
Share-based payments	-	-	442,500	-	-	442,500	-	442,500
Private placements and other	4,420,000	5,152,235	-	-	-	-	-	5,152,235
Finder's warrant issued pursuant to private placement	-	-	-	13,341	-	13,341	-	13,341
Total comprehensive loss for the period	-	-	-	-	(170,640)	(170,640)	(2,804,425)	(2,975,065)
Balance, June 30, 2015	73,148,321	92,236,166	10,814,823	313,323	162,812	11,290,958	(61,257,527)	42,269,597

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

1.	Nature of Operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, United States and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing new mineral projects and has not yet determined whether these projects are economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of Presentation

(a)	Statement of Compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”).

(b)	Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2014. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2014, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2015.

The following are the accounting standards issued but not yet effective, as of January 1, 2015.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

2.	Basis of Presentation (Continued)

(b)	Basis of preparation (continued)

Effective for annual periods beginning on or after January 1, 2018:

(i)
New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(ii)
New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the condensed consolidated interim financial statements.

3.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2014.

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2014. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and six month period ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	June 30,	December 31,
	2015	2014
Accounts receivable	$73,205	$342,270
Allowance for doubtful accounts	-	(79,485)
Prepaid expenses	180,029	151,095
	$253,234	$413,880

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

5.	Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available for sale and valued at fair value. Unrealized gains and losses due to year end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss. During the three and six months ended June 30, 2015, the Company determined that $81,000 and $162,000 (three and six months ended June 30, 2014 - $41,666 and $122,666 respectively) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses. This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

6.	Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at June 30, 2015 is $2,325,827 (December 31, 2014 - $2,200,086). This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

7.	Investment in associate

Gold Mountain Mining Corporation

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain Mining Corporation (“Gold Mountain”) acquired 100% of the Elk gold deposit in Merritt, British Columbia and Almaden retains a 2% NSR (“Net Smelter Return”) royalty in the project. Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166 and management’s best estimate of the fair value of the contingently issuable shares of $144,000. Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and now holds 26.75 million common shares of Gold Mountain representing a 38.8% interest. Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain’s loss during the three and six months ended June 30, 2015 in the amount of $31,592 and $95,892, respectively (three and six months ended June 30, 2014 – loss of $37,458 and $64,816 respectively). The fair value of the investment at June 30, 2015 is $2,108,408 (December 31, 2014 - $2,675,000) as a result of an impairment of $470,700 (December 31, 2014 - $6,637,288) and equity loss of $95,892 (June 30, 2014 - $64,816). This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

7.	Investment in associate (Continued)

Gold Mountain Mining Corporation (continued)

The following table summarizes the financial information of Gold Mountain for its six months ended June 30, 2015 and its year ended December 31, 2014:

	June 30, 2015	December 31, 2014
Current assets	$2,629,556	$3,098,474
Non-current assets	$27,900,964	$27,661,031
Current liabilities	$15,138	$40,827
Non-current liabilities	$1,722,056	$1,722,056
Revenue	$-	$9,953
Net loss	$203,296	$423,092

8.	Contingent shares receivable

(a)	Gold Mountain Mining Corporation

As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and
ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

Any bonus shares not released from escrow within five years will be cancelled. The Company has recorded a contingent share receivable of $12,000 (December 31, 2014 - $15,000) based on management’s best estimate of the fair value of the common shares as at June 30, 2015 and a loss on fair value adjustment during the three months ended June 30, 2015 of $Nil and a loss on fair value adjustment during the six months ended June 30, 2015 of $3,000 (three and six months ended June 30, 2014 – loss of $4,500 and a gain of $3,000 respectively) in the statements of comprehensive loss during the six months ended June 30, 2015. This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

8.	Contingent shares receivable (Continued)

(b)	Goldgroup Mining Inc.

On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”). The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco. In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares. An additional 7 million common shares will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,

ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,
iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and
iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

On December 24, 2014, Goldgroup sold Caballo Blanco to Timmins Gold Corp (“Timmins”). If Timmins achieves the above conditions, management believes that the bonus common shares will continue to be payable from Goldgroup.

The Company has recorded a contingent share receivable of $35,100 (December 31, 2014 – $54,600) based on management’s best estimate of the fair value of the common shares as at June 30, 2015 and a loss on fair value adjustment in the statements of comprehensive loss during the period ended June 30, 2015 of $3,900 (three and six months ended June 30, 2014 – loss of $1,950 and a gain of $58,500). This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

9.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2014	541,260	139,195	343,129	215,325	65,106	461,498	27,181	1,534,988	3,327,682
Additions	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-
June 30, 2015	541,260	139,195	343,129	215,325	65,106	461,498	27,181	1,534,988	3,327,682

Accumulated depreciation
December 31, 2014	455,039	130,092	302,583	167,320	60,202	339,880	27,181	965,014	2,447,311
Disposals	-	-	-	-	-	-	-	-	-
Depreciation	12,936	911	6,083	7,200	490	12,160	-	56,996	96,776
June 30, 2015	467,975	131,003	308,666	174,520	60,692	352,040	27,181	1,022,010	2,544,087

Carrying amounts
December 31, 2014	86,221	9,103	40,546	48,005	4,904	121,618	-	569,974	880,371
June 30, 2015	73,285	8,192	34,463	40,805	4,414	109,458	-	512,978	783,595
Less amounts
Reclassified to Asset classified as held for sale (Note 11)	(64,958)	-	-	-	-	(67,780)	-	(512,978)	(645,716)
June 30, 2015	8,327	8,192	34,463	40,805	4,414	41,678	-	-	137,879

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

10.	Exploration and evaluation assets

	Tuligtic	El Cobre	Other Properties	Total
Exploration and evaluation assets	$	$	$	$
Acquisition costs: Opening balance - (December 31, 2014)	2,370,679	47,261	13,046	2,430,986
Additions	516,601	-	119	516,720
Closing balance - (June 30, 2015)	2,887,280	47,261	13,165	2,947,706
Deferred exploration costs:
Opening balance - (December 31, 2014)	24,287,724	1,456,727	469,321	26,213,772
Costs incurred during the period
Drilling and related costs	201,142	28,981	6,145	236,268
Professional/technical fees	130,541	12,788	16,687	160,016
Claim maintenance/lease costs	144,171	33,621	81,294	259,086
Geochemical, metallurgy	372,099	19,882	-	391,981
Technical studies	327,876	2,552	-	330,428
Travel and accommodation	164,419	-	-	164,419
Geology, exploration	291,719	5,418	170	297,307
Supplies and misc.	14,681	-	-	14,681
Reclamation, environmental	18,953	-	-	18,953
Value-added tax	86,755	-	18,407	105,162
Recoveries	-	-	(2,950)	(2,950)
Impairment of deferred exploration costs	-	-	(89,063)	(89,063)
Total deferred exploration costs during the period	1,752,356	103,242	30,690	1,886,288
Closing balance - (June 30, 2015)	26,040,080	1,559,969	500,011	28,100,060
Total exploration and evaluation assets at June 30, 2015	28,927,360	1,607,230	513,176	31,047,766
Less amounts reclassified to Asset classified as held for sale (Note 11)	-	(1,607,230)	(513,176)	(2,120,406)
Total exploration and evaluation assets	28,927,360	-	-	28,927,360

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

10.	Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property located in Veracruz, Mexico to Goldgroup. As part of the sale, Goldgroup transferred to Almaden its 40% interest in the El Cobre property. The Company owns a 100% interest in the El Cobre property. This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

(c)	Other

(i)	Nicoamen River

The Company staked and acquired a 100% interest in the Nicoamen River property located in the southern interior region of British Columbia, Canada. This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

(ii)	Skoonka Creek

The Company has a 34.14% interest in the Skoonka Creek gold property located northeast of Lytton, British Columbia, Canada. This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

(iii)	Merit

The Company acquired by staking a 100% interest in the Merit property. During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest subject to certain terms and conditions. Sunburst terminated the Option Agreement in 2013. The Company recorded a write-down during the three and six months ended June 30, 2015 of $Nil (three and six months ended June 30, 2014 $Nil). This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

(iv)	San Carlos

The Company purchased a 100% interest in the San Carlos project. The Company recorded a write-down in the three and six months ended June 30, 2015 of $231 and $426, respectively (three and six months ended June 30, 2014 - $Nil and $213, respectively). This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

10.	Exploration and evaluation assets (Continued)

(c)	Other (continued)

(v)	Caldera

The Company acquired a 100% interest in the Caldera property by staking. The Company recorded a write-down in the three and six months ended June 30, 2015 of $186 and $11,584 respectively (three and six months ended June 30, 2014 - $2,340 and $19,702, respectively). This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

(vi)	ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories, Canada through its ownership of shares in ATW Resources Ltd. which holds the mineral claim. Given no further expenditures were planned, the Company recorded a write-down in 2014 of $1,493,764 to a carrying value of $1. During the three and six months ended June 30, 2015, the Company recorded a write-down of $Nil and $Nil respectively (three and six months ended June 30, 2014 - $Nil and $Nil respectively). This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

(vii)	Willow

In 2007, the Company acquired a 100% interest in the Willow property in Nevada, U.S.A. by staking. Given that no further expenditures are planned, the Company recorded a write-down in 2014 of $874,897 to a carrying value of $1. During the three and six months ended June 30, 2015, the Company recorded a write-down of $Nil and $382 respectively (three and six months ended June 30, 2014 - $Nil and $Nil respectively). This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

(viii)	Other write-downs of interest in exploration and evaluation assets

The Company wrote down its interest in other exploration and evaluation assets in aggregate by $8,499 and $76,671 during the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 - $7,406 and $21,201, respectively). These assets were reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

11.	Assets classified as held for sale

On June 19, 2015, the Company announced that the shareholders at its Annual General and Special Meeting of shareholders have voted 99.7% in favour of approving the spin-out of Almadex Minerals Limited (“Almadex”).

Under the terms of the proposed spin-out, Almaden's current shareholders will receive, through a statutory plan of arrangement (“Plan of Arrangement”), for each existing share of Almaden held as at the closing date of the Plan of Arrangement, one “new” share of Almaden and 0.6 of a share of Almadex.

Almadex will hold the following key assets and liabilities:

	June 30, 2015	December 31, 2014
Assets classified as held for sale:
Accounts receivable and prepaid expenses	$185,270	$-
Marketable securities	520,484	-
Inventory	274,768	-
Investment in associate	2,108,408	-
Reclamation deposit	35,235	-
Contingent share receivable	47,100	-
Property, plant and equipment	645,717	-
Exploration and evaluation assets	2,120,406	-
	$5,937,388	$-

Liabilities directly associated with assets classified as held for sale:
Trade and other payables	$49,748	$-

12.	Share capital and reserves

(a)	Authorized share capital

At June 30, 2015, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the company of $5,525,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016. A finder’s fee of $212,626 in cash and finder’s warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement. The fair value of the finder’s warrants of $13,341 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 0.56%; Expected life – 1 year; Expected volatility – 40.83%; and Expected dividend yield – 0%. In connection with the private placement, the company also incurred $146,797 share issue costs. The proceeds of the private placement were allocated to share capital and Nil value to the warrants under the residual value method.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

12.	Share capital and reserves (Continued)

(b)	Warrants

The continuity of warrants for the six months ended June 30, 2015 is as follows:

Expiry date	Exercise Price	December 31, 2014	Granted	Exercised	Expired/ cancelled	June 30, 2015
February 11, 2016	$2.00	-	2,210,000	-	-	2,210,000
February 11, 2016	$1.28	-	49,410	-	-	49,410
July 17, 2016*	$1.80	4,376,000	-	-	-	4,376,000
July 17, 2016	$1.50	186,000	-	-	-	186,000
August 1, 2015	$1.50	48,000	-	-	-	48,000
August 1, 2015	$2.00	2,000,000	-	-	-	2,000,000
		6,610,000	2,259,410	-	-	8,869,410
Weighted average
exercise price		$1.65	$1.98	-	-	$1.88
*
Exercise price is increased from $1.50 to $1.80 per share if the warrants are not exercised by January 17, 2015. Since these warrants were not exercised by January 17, 2015, the exercise price has increased to $1.80 per share.

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At June 30, 2015, the Company had reserved 1,069,832 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant. The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the six months ended June 30, 2015 vested on the date granted.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

12.   Share capital and reserves (Continued)

(d)	Share purchase option compensation plan

The continuity of stock options for the six months ended June 30, 2015 is as follows:

Expiry date	Exercise price	December 31, 2014	Granted	Exercised	Expired/ cancelled	June 30, 2015
January 4, 2015	$1.14	970,000	-	-	(970,000)	-
February 22, 2015	$2.26	20,000	-	-	(20,000)	-
April 25, 2015	$1.67	25,000	-	-	(25,000)	-
June 21, 2015	$1.00	140,000	-	-	(140,000)	-
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	(100,000)	105,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	75,000	-	-	-	75,000
May 6, 2016	$1.51	65,000	-	-	-	65,000
June 8, 2016	$3.29	2,270,000	-	-	(125,000)	2,145,000
July 14, 2016	$1.56	150,000	-	-	-	150,000
August 15, 2016	$2.93	150,000	-	-	-	150,000
October 10, 2016	$1.51	150,000	-	-	-	150,000
January 6, 2017	$1.12	-	1,180,000	-	-	1,180,000
May 4, 2017	$2.18	225,000	-	-	(25,000)	200,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	90,000	-	-	-	90,000
June 18, 2018	$1.66	250,000	-	-	-	250,000
January 2, 2019	$1.19	375,000	-	-	-	375,000
July 2, 2019	$1.50	150,000	-	-	-	150,000
Options outstanding and exercisable		6,285,000	1,180,000	-	(1,405,000)	6,060,000
Weighted average
exercise price		$2.29	$1.12	-	$1.45	$2.26

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

12.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the six months ended June 30, 2015, calculated using the Black-Scholes model at grant date, are as follows:

			Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
1,180,000	January 6, 2015	$1.12	0.56%	2	52.37%	$Nil

13.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development (Effective September 22, 2014). The aggregate compensation paid or payable to key management for services is as follows:

					Six months ended June 30,
	Three months ended June 30,				Six months ended June 30,
	2015		2014		2015		2014

Salaries, fees and benefits	$216,205	(i)	$172,500	(i)	$432,410	(i)	$345,000	(i)
Share-based compensation	-		-		260,625	(ii)	285,000	(iii)
Director’s fees	-		-		48,000		48,000
	$216,205		$172,500		$741,035		$678,000

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, invoiced $60,000 and $120,000, respectively during the three and six months ending June 30, 2015 (three and six months ended June 30, 2014 - $60,000 and $120,000, respectively) for geological services provided to the Company and is recorded in general exploration expenses.  The Company owes $22,500 and $45,000 respectively during the three and six months ended June 30, 2015 to Hawk Mountain (three and six months ended June 30, 2014 $Nil).

(ii)
Comprised of 695,000 options granted pursuant to the Company’s stock option plan during the period, all of which vested on the grant date.  The value of the option-based awards is based on the fair value of the awards ($0.375) calculated using the Black-Scholes model at the January 6, 2015 grant date.

(iii)
Comprised of 375,000 options granted pursuant to the Company’s stock option plan during the period, all of which vested on the grant date.  The value of the option-based awards is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

13.	Related party transactions and balances (Continued)

(b)	Other related party transactions

i)	ATW Resources Ltd. (“ATW”)
Almaden owns a 50% interest in this company which holds title in trust for a mineral property.

ii)	Other

During the three and six months ended June 30, 2015, the Company employed a person related to the Chairman and President & CEO for a salary of $10,400 and $20,800 respectively less statutory deductions (three and six months ended June 30, 2014 - $9,650 and $16,900, respectively) for marketing and administrative services provided to the Company.

14.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended June 30, 2015 was based on the loss attributable to common shareholders of $668,763 (June 30, 2014 - $633,908) and a weighted average number of common shares outstanding of 72,122,686 (June 30, 2014 – 64,578,321).

The calculation of basic net loss per share for the six months ended June 30, 2015 was based on the loss attributable to common shareholders of $2,804,425 (June 30, 2014 - $1,739,980) and a weighted average number of common shares outstanding of 72,122,686 (June 30, 2014 – 64,578,321).

The calculation of diluted net loss per share for the three and six month periods ended June 30, 2015 and 2014 did not include the effect of stock options and warrants as they are anti-dilutive.

15.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

(a)	Supplemental information regarding the split between cash and cash equivalents is as follows:

	June 30, 2015	December 31, 2014

Cash	$2,095,620	$1,372,548
Term Deposits	7,400,000	6,800,050
	$9,495,620	$8,172,598

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

16.	Commitments

The Company has entered into an operating lease for office premises through January 2016. On May 12, 2015, the Company entered into a sublease agreement for office premises effective February 1, 2016 through August 30, 2017. On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at June 30, 2015, the remaining payments for the executive contract and the operating lease are due as follows:

	2015	2016	2017	2018	2019	Total

Office lease	$74,400	$12,400	$-	$-	$-	$86,800
Office lease (new)	-	115,400	83,900	-	-	199,300
Executive contracts	252,500	505,000	505,000	505,000	-	1,767,500
	$326,900	$632,800	$588,900	$505,000	$-	$2,053,600

17.	Financial instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

As at June 30, 2015, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$740,891	$366,409
Accounts receivable and prepaid expenses	-	2,707
Total assets	$740,891	$369,116

Trade and other payables	$49,748	$-
Total liabilities	$49,748	$-

Net assets	$691,143	$369,116

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $74,000.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

17.	Financial instruments (Continued)

(a)	Currency risk (continued)

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $36,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions. These investments mature at various dates during the twelve months following the statement of financial position date. The Company’s excise tax consists primarily of sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds

As at June 30, 2015, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $94,000.

(e)	Commodity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company has not hedged any of its potential future gold sales. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $23,250.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

17.	Financial instruments (Continued)

(f)	Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$520,484	$-	$-	$520,484

This asset was reclassified to Asset classified as held for sale at June 30, 2015 (Note 11).

18.	Management of capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

19.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has exploration and evaluation assets and property, plant and equipment in the following geographic locations:

	June 30, 2015	December 31, 2014

Canada	$96,201	$1,086,763
United States	-	4
Mexico	28,969,038	28,438,362
	$29,065,239	$29,525,129

The Company’s revenues were all earned in Canada primarily from interest income on corporate cash reserves and investment income.

20.	General and administrative expenses

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Professional fees	$182,328	$96,185	$387,067	$185,486
Salaries and benefits	187,442	131,225	375,780	267,323
Travel and promotion	64,804	81,187	154,933	203,576
Depreciation	48,388	61,076	96,776	122,092
Office and license	49,374	43,643	73,687	84,389
Rent	44,392	44,861	89,003	88,732
Stock exchange fees	10,127	-	103,831	77,826
Insurance	15,893	16,599	34,575	39,824
Transfer agent fees	20,146	6,243	26,934	10,269
Directors fees	-	-	48,000	48,000
	$622,894	$481,019	$1,390,586	$1,127,517

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2015
Presented in Canadian dollars

21.	Subsequent Events

Arrangement Agreement to Spin out Assets

On July 31, 2015, the Company announced that all conditions to the statutory plan of arrangement (the “Plan of Arrangement”) have been satisfied or waived, and the Spin-out was effective as at 12:01 a.m. on July 31, 2015.

Pursuant to the Plan of Arrangement, Almaden’s shareholders will exchange their existing common shares of Almaden (each an “Almaden Share”) and receive one “new” Almaden common share (each a “New Almaden Share”) and 0.6 common shares (each an “Almadex Share”) of Almadex for each Almaden Share currently held.